December 4, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Allegiant Travel Company
Registration Statement on Form S-1 (Registration Statement No. 333-134145)

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement be declared effective at 3:00 p.m. on Thursday, December 7, 2006, or as soon thereafter as practicable.

In making this request, Allegiant Travel Company (the “Company”) acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert this action (the acceleration of the effective date of the registration statement) as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Linda A. Marvin

Linda A. Marvin
Chief Financial Officer

cc:           Robert B. Goldberg, Esq.